Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for June 2020 of the Group to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for June 2020 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange and pursuant to Part XIVA of the Securities and Futures Ordinance.

In June 2020, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group decreased by 43.92% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic, regional and international routes decreased by 20.15%, 93.75% and 93.75%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) decreased by 53.34%. Of which, passenger traffic for domestic, regional and international routes decreased by 33.48%, 98.38% and 95.20%, respectively as compared to the same period last year. The passenger load factor was 68.96%, representing a decrease of 13.92 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes decreased by 13.87 percentage points, 56.90 percentage points and 19.09 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in June 2020, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 12.16% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 8.03% as compared to the same period last year. The cargo and mail load factor was 49.65%, representing a decrease of 1.90 percentage points as compared to the same period last year.

In June 2020, the Group has newly launched the following major route: Shenzhen-Urumqi-Shenzhen route (seven flights per week) since 1 June 2020.

In June 2020, the Group introduced four aircraft, including two A320NEO aircraft and two ARJ21 aircraft. As of the end of June 2020, the Group operated a fleet of 857 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	4	1	0	5
Airbus 350 Series	0	6	0	6
Airbus 330 Series	11	29	6	46
Airbus 320 Series	95	97	119	311
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	21	0	29
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	11	17
ARJ21 Series	1	2	0	3

Total	287	263	307	857

KEY OPERATION DATA OF JUNE 2020

Traffic	June 2020			Cumulative 2020
	Amount	Month-on-Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	10,282.56	20.71	-33.48	47,274.96	-49.43
Regional	5.09	70.37	-98.38	184.20	-89.82
International	336.11	29.03	-95.20	10,399.67	-75.20

Total	10,623.76	20.97	-53.34	57,858.83	-57.84

RTK (in million)
Domestic	1,030.25	19.34	-31.66	4,748.33	-47.40
Regional	1.14	4.54	-96.18	20.79	-87.89
International	590.51	7.19	-46.32	3,613.98	-44.10

Total	1,621.90	14.60	-38.51	8,383.09	-46.48

RTK - Cargo and Mail (in million)
Domestic	114.83	9.07	-17.04	587.32	-25.96
Regional	0.69	-16.38	-67.14	4.74	-62.01
International	560.66	6.26	15.51	2,711.88	-2.66

Total	676.18	6.69	8.03	3,303.95	-8.01

Passengers carried (in thousand)
Domestic	7,081.51	21.47	-31.11	31,261.46	-49.24
Regional	4.79	68.51	-97.88	161.45	-88.17
International	52.32	36.50	-96.81	2,301.25	-76.58

Total	7,138.62	21.59	-41.21	33,724.17	-53.66

Cargo and mail carried (in thousand tonnes)
Domestic	70.16	9.05	-16.79	356.71	-27.09
Regional	0.70	-13.42	-61.99	4.52	-58.92
International	59.60	3.41	6.63	299.38	-7.24

Total	130.46	6.26	-8.16	660.62	-19.73

Capacity	June 2020			Cumulative 2020
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	14,850.66	18.14	-20.15	69,940.90	-38.22
Regional	25.54	30.02	-93.75	376.59	-84.05
International	528.43	-4.97	-93.75	15,441.20	-69.40

Total	15,404.63	17.18	-43.92	85,758.69	-48.35

ATK (in million)
Domestic	1,645.17	17.79	-21.08	7,812.05	-39.17
Regional	3.55	-6.98	-92.34	47.89	-82.30
International	1,099.53	-6.29	-29.31	6,257.42	-32.47

Total	2,748.25	6.78	-25.45	14,117.37	-36.92

ATK – Cargo and Mail (in million)
Domestic	308.61	16.33	-24.85	1,517.37	-42.84
Regional	1.25	-38.93	-86.93	14.00	-75.91
International	1,051.97	-6.35	32.49	4,867.71	3.05

Total	1,361.83	-2.07	12.16	6,399.09	-13.95

Load Factor	June 2020			Cumulative 2020
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	69.24	1.48	-13.87	67.59	-14.99
Regional	19.92	4.71	-56.90	48.91	-27.72
International	63.61	16.76	-19.09	67.35	-15.74

Total	68.96	2.16	-13.92	67.47	-15.18

Cargo and Mail Load Factor
Domestic	37.21	-2.48	3.50	38.71	8.82
Regional	55.36	14.93	33.34	33.87	12.39
International	53.30	6.33	-7.84	55.71	-3.27

Total	49.65	4.08	-1.90	51.63	3.33

Overall Load Factor (RTK/ATK)
Domestic	62.62	0.81	-9.70	60.78	-9.51
Regional	32.16	3.55	-32.34	43.41	-20.01
International	53.71	6.76	-17.02	57.76	-12.01

Total	59.02	4.03	-12.53	59.38	-10.61

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s)–Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s)–Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK–Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

In the first half of 2020, the coronavirus disease pandemic (COVID-19) continued to spread globally, causing serious impact on the air transportation industry. As the domestic pandemic is gradually under effective control, domestic aviation demand has picked up since the second quarter. However, at the same time, the situation of pandemic overseas is still severe, thus the overall demand for international aviation is recovering slowly. The Group made every effort to increase passenger revenue, seize opportunities for freight revenue growth, reduce costs and revitalize resources. However, in view of the huge losses caused by the pandemic to the air transportation industry and the global economy, it is expected that the Group’s operating performance in the first half of the year will be materially and adversely affected. Investors are reminded of the investment risks.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

17 July 2020

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.